Exhibit 14 (c)

Description of Industry Terms

QL induction lamps

QL is a so-called induction lamp. Induction lighting technology is fundamentally different from conventional incandescent and gas-discharge lamps in that it involves no filaments or electrodes. Instead, a high-frequency energy flow is induced in a low-pressure gas inside the lamp bulb by means of an induction coil. There are thus no breakable or consumable parts inside the lamp part. The lifetime of 60,000 hours far exceeds that of conventional lamps, i.e. six times longer than that of gas-discharge lamps and sixty times that of standard incandescent lamps.

Mastercolor CDM lamps

A range of compact gas-discharge lamps in various versions (with or without reflector) producing a stable light color impression over their lifetime and a sparkling light effect. In discharge lamps, radiation/light is generated by the excitation produced by sending a stream of electrons (current) through the gas. They are used in offices and public buildings and in decorative outdoor applications, but especially in shops and shop windows. Their relatively low heat output enhances comfort for shoppers and staff, while their UV-block filtering reduces the risks of (clothing) fading.

New Metronomis range

Part of Philips’ vision of modern public lighting is referred to as city beautification. This led to the creation of new products including the Metronomis range of architectural street-lighting fixtures launched in 1998 and extended with a new range in 2000.

LEDline

An LED (light-emitting diode) is, in effect, a light-producing chip. Just like computer chips, LEDs are semiconductors: by using thin layers of different materials the LED lets electricity through in only one direction, thus creating light. The color of the light depends on the materials used. There are red, yellow, green and blue LEDs. High-brightness LEDs (the area where Philips Lighting, through its joint venture with Agilent Technologies, has a leadership position) are already being used in signaling applications ranging from traffic signaling to signage lighting and car rear lighting, as well as for back-lighting of mobile displays.

Xenon HID

Xenon HID bulbs are based on gas-discharge technology and offer clear advantages over halogen bulbs. In Xenon HID bulbs light is generated between two electrodes instead of in a filament. Xenon HID bulbs gives more than two times the light and three to five times longer life than halogen bulbs, while consuming half the power.

HiPerVision lamps

HiPerVision lamps are Xenon gas-discharge signalling lamps for cars.

UHP lamp

Within the Philips Lighting division, Special Lighting is defined as light sources used neither for general illumination purposes nor for automotive lighting. UHP, which stands for ‘Ultra High Performance’ because it offers an extremely powerful light output compared with other light sources, is a gas-discharge lamp which is central to the design of such products as data projection beamers and home cinema systems.

HID (High Intensity Discharge) ballasts:

An electrical device, either electromagnetic or electronic, that is necessary for the satisfactory operation of a high-intensity discharge lamp (usually mercury or sodium lamps, mainly used in shop or outdoor lighting applications). In discharge lamps radiation/light is generated by the excitation produced by sending a stream of electrons (current) through the gas. Once the discharge in the lamp has been initiated, the ballast serves to limit the electrical current through the lamp to a specified level.

Description of Industry Terms (continued)

EKyoto ballast

An electronic device that is available for the operation of ‘TL’D (T8) tubular fluorescent lamps. The ballast is able to initiate the electrical discharge within the lamp and maintain the current at a specified level during operation. Named after the Kyoto environmental treaty, this electronic ballast offers substantial energy-saving benefits over its electromagnetic predecessors.

Luxeon product family

Luxeon (V) is the name of LumiLeds Lighting’s LEDs product range of different configurations offering designers maximum flexibility with respect to optic design, thermal management and other important factors in fixture design.

Super Audio CD

Super Audio CD represents the evolution of the CD, offering a multi-channel sound experience.

DECT phone

DECT phones are digital cordless phones, which are used for fixed telephone lines within homes and offices.

Wireless connectivity (802.11) products

IEEE 802.11 is a wireless standard for ‘over-the-air’ interfacing between a wireless client and a base station or access point, and among wireless clients. The specification can be usefully compared with the IEEE 802.3 standard for wired LANs (Ethernet). It is designed to allow compatibility among Wireless LAN equipments from different manufacturers. Today, 802.11 wireless technology is experiencing tremendous growth in computing and networking products for home and office. This technology will be used in virtually every consumer and business product that needs high-speed wireless connectivity to digital content. Wireless products will include desktops, laptops, peripherals, handhelds, webpads, personal video recording devices and digital entertainment servers. The 802.11a/b and g wireless LAN standards are expected to dominate the wireless connectivity market in the next two years.

The Wi-Fi Alliance was formed in August 1999 by 3COM, Aironet (now Cisco) Lucent Technologies (now Agere), Intersil, Nokia and Symbol Technologies for the purpose of certifying interoperability of IEEE 802.11 product and to promote them as the global, wireless LAN standard across all market segments. At that point in time products from different vendors did not work together even though they were based on the same IEEE 802.11 standard. Shortly thereafter, the Wi-Fi Alliance coined the term “Wi-Fi” to indicate that products had passed the organization’s interoperability certification program.

Design-in (OEM)

OEM stands for Original Equipment Manufacturer, it means that Philips (in some cases) takes care of (co)-design and production of modules and/or finished products (such as DVD players, DVD recorders) for third parties.

Bluetooth TM

Bluetooth TM wireless technology eliminates the need for cables within local environments. Developed by leading players from the computing and mobile communications industries — including Ericsson, IBM, Intel, Nokia and Toshiba — Bluetooth technology provides powerful, low-cost connectivity enabling all kinds of communications, computing and audio/video devices to ‘talk’ without a physical connection.

Connected Planet vision

Connected Planet is about freeing people from the existing constraints of technology that until recently they have had to accept. Broadband, wireless and digital media technologies grow in availability and functionality, and Philips offers consumers intuitive, spontaneous access to content. With its vision, product line and partnerships, Philips can lead consumers and the market into the new connected age.

Description of Industry Terms (continued)

Streamium range

The first products within the Philips Connected Planet approach have been specially chosen so that you can get a real taste of the benefits of wireless connectivity: Together, they’ll make wireless connections for you in your home, whether a simple point-to-point link between your PC and another connectable device or a complete wireless network, linking all your audio/video and PC-based devices together.

DC Motors

Direct current electrical motors used for small electrical appliances.

Nexperia Multimedia Solutions

NexperiaTM is the Philips brand for families of programmable ICs for multimedia applications that offer consumers the ‘next experience’ in streaming media. Through programmability and planned development roadmaps, Nexperia product families provide the flexibility needed for easy application differentiation and future-proof system solutions.

Highly integrated, Nexperia products enable rapid application development and short time-to-market, allowing manufacturers to stay up-to-date with end-user demands in the highly competitive consumer and communications markets.

Programmable ICs

Silicon chips whose functionality is controlled by software (coded instructions), giving them the flexibility to be adapted to a range of applications.

Class-D amplifiers

Class D technology marks an advance over traditional type amplifiers by significantly reducing wasted energy, eliminating the need for heavy, bulky heatsinks, giving the key to smaller, lightweight audio systems.

Near-Field Communication (NFC)

Near Field Communication (NFC) links electronic devices to exchange all kinds of data, in complete security, simply by bringing two devices close together. Its short-range interaction greatly simplifies the whole issue of identification, as there is a lot less confusion when devices can only ‘hear’ their immediate neighbors.

RFID (Radio Frequency Identification)

The technology that enables products to be tracked electonically in a supply chain or retail environment for example:

MIFARE technology

A contactless smart card interface technology platform intelligent card or device enabling an individual to access their bank account, get on a train, etc.

T3G joint venture

Is formed by Datang Mobile Communication Equipment Co, Philips Electronics and Samsung Electronics. T3G will design and license core TD-SCDMA chipsets and reference designs for mobile terminals and end-user equipment.

3G TD-SCDMA standard

Is the 3rd Generation Cellular Standard which will start off in China (Europe may follow).

ABS sensors

Automatic break system sensors that regulates braking in wet or icy conditions so that a car does not skid or get out of control.

Description of Industry Terms (continued)

RF Access & Immobilization

Automotive access (key) and immobilizer technology in which the silicon chip that contains the security code communicates with the automobile via a short-range wireless link.

Flexray consortium

The FlexRay Consortium is an organization formed to drive the adoption of an open Standard for high-speed bus systems for distributed control applications in automobiles, such as x-by-wire.

X-by-wire systems

For example, steer-by-wire, brake-by-wire, etc., which involves the replacement of mechanical/hydraulic parts with fault-tolerant electric/electronic systems.

300 mm wafer fab

A microscopically clean factory in which silicon chips are fabricated on thin discs of silicon (wafers) 300mm in diameter allowing chips to be produced more economically and in higher volume. Silicon chips were typically produced before on 200 mm wafers.

120 nm 12” wafers

Thin discs of silicon (wafers) 300 mm (12”) in diameter on which electronic devices (transistors) are fabricated with a minimum feature size of 120 billionths of a meter (little more than one-thousandth the thickness of a human hair).

90 nm development

The development of a semiconductor process technology that can be used to fabricate silicon chips in which the electronic devices (transistors) have a minimum feature size of 90 billionths of a meter (less than one-thousandth the thickness of a human hair). Smaller feature sizes allow the production of faster and more complex chips.

65 nm technology

A semiconductor process technology that can be used to fabricate silicon chips in which the electronic devices (transistors) have a minimum feature size of 65 billionths of a meter (considerably less than one-thousandth the thickness of a human hair). Smaller feature sizes allow the production of faster and more complex chips.

PDAs (personal digital assistant)

Philips Semiconductors supplies power management solutions, power amplifiers, display drivers and cellular technologies for PDAs. PDA (personal digital assistant) is a term for any small mobile hand-held device that provides computing and information storage and retrieval capabilities for personal or business use, often for keeping schedule calendars and address book information handy. The term handheld is a synonym. Many people use the name of one of the popular PDS products as a generic term. These include Hewlett-Packard’s Palmtop. Most PDAs have a small keyboard. Some PDAs have an electronically sensitive pas on which handwriting can be received. Typical uses include schedule and address book storage and retrieval and note-entering. However, many applications have been written for PDAs, Increasingly, PDAs are combined with telephones and paging systems.

Bipolar power discrete devices

These parts are used to stabilize voltage and current fluctuations, a function critical to many electrical systems. In automotive applications for instance, they are an integral part of engine management within the ignition system – an area that needs to be controlled and stable, with a high degree of reliability. Other high-voltage applications include medical systems, data communication lines surge protection and basic switching and voltage regulation. They basically control electrical flow.

Description of Industry Terms (continued)

Source WSTS

World Semiconductor Trade Statistics (WSTS) Inc. is a non-profit corporation that provides services for the world semiconductor industry, including management of the collection and publication of trade net shipments and industry forecasts. The WSTS Committee is composed of member company representatives who submit accurate monthly data from their order-entry systems, attend regional meetings and participate in world semiconductor industry forecasts. This accurate, timely monthly data is unique. WSTS forecasts are the only ones done by the industry itself. It is an esteemed source of information throughout the industry; when looking for truly unbiased statistics, WSTS is the ideal reference point.

Magnetic resonance

MRI is a diagnostic radiological modality that uses strong electromagnetic fields and radiofrequency (RF) radiation to translate hydrogen nuclei distribution in body tissue into computer-generated images of anatomic structures. The excellent contrast of magnetic resonance images allows clinicians to clearly see the details of tissue structure, including soft tissue, and to distinguish normal from diseased tissue in order to diagnose and track the progress and treatment of disease. An important advantage of MRI over radiographic imaging methods like computed tomography (CT) is that it does not use ionizing radiation.

Computed tomography

CT is a radiographic technique that involves the computerized reconstruction of a tomographic plane of the body (a slice) from a large number of collected x-ray absorption measurements taken during a scan around the body’s periphery. CT scanners produce thin cross-sectional images of the human body, revealing both bone and soft tissues, including organs, muscles and tumors. CT is clinically useful in a wide variety of imaging exams, including spine and head, gastrointestinal, and vascular.

Nuclear medicine

Nuclear medicine is the clinical discipline concerned with the diagnostic and therapeutic use of radioactive isotopes (radioisotopes). In diagnostic nuclear medicine procedures small amounts of radioactive materials are introduced into the body. Because they are attracted to specific organs, bones or tissues, the emissions they produce can provide crucial information about a particular type of cancer or disease. Certain imaging procedures, including PET scanning, employ radioisotopes to provide real-time visuals of biochemical processes. In a gamma camera system, a special camera can rotate around the body, picking up radiation emitted by an injected substance. A computer then produces a digitized image of a particular organ. Information gathered during a nuclear medicine technique is more comprehensive than other imaging procedures because it describes organ function, not just structure. The result is that many diseases and cancers can be diagnosed in an earlier stage.

Positron emission tomography

Positron emission tomography, also called PET or a PET scan, is a diagnostic nuclear medicine technique that examines the biological origins of disease so that illness may be diagnosed and treated at an earlier stage and more effectively. A PET scanner provides biologic images based on the detection of subatomic particles. These particles are emitted from a radioactive substance given to the patient. PET allows physicians to visualize the patient’s whole body with just one scan. Unlike X-ray, CT, or MRI which show only body structure, PET images show the chemical functioning of an organ or tissue. The scan is able to identify areas with increased activity, such as cancer cells, thus detecting tumors unseen by other imaging techniques.

Mechatronics

Mechatronics is the synergistic combination of precision mechanical engineering, electronic control and systems thinking in the design of products and manufacturing processes. It relates to the design of systems, devices and products and manufacturing processes.

Description of Industry Terms (continued)

Pronto remote control

The Pronto Intelligent Remote Control is a learning universal remote that, through a handheld touchscreen, lets users easily manage their home entertainment systems.

LCoS

LCoS (Liquid Crystal on Silicon) technology is a projection TV technology offering a large, high-resolution display for projection TVs at a compact size. Liquid Crystal on Silicon refers to reflective Liquid Crystal Displays (LCDs) fabricated on silicon backplanes, Philips uses LCoS displays as the source panels in high-resolution rear-projection displays in which the image of the source panel is projected onto a large screen.

Polymer organic light-emitting displays (PolyLEDs)

PolyLED stands for Polymeric Light Emitting Diode. This is the Philips name for the display technology that is widely known as OLED (organic light emitting diode). It is based on electro-luminescent emission from thin solid films or organic materials. This display technology could be the successor of LCD (liquid crystal display) technology.